

December 9, 2021

Jared Vitemb
Senior Vice President, General Counsel, Chief Compliance Officer
FTS International, Inc.
777 Main Street, Suite 2900
Fort Worth, Texas 76102

      Re: FTS International, Inc.
          Preliminary Proxy Statement on Schedule 14A
          Filed November 19, 2021
          File No. 001-38382

Dear Mr. Vitemb:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>PREM14A filed November 19, 2021</u>

<u>General</u>

1. We note that you have entered into an agreement and plan of merger with ProFrac Holdings, LLC, by which your shares will be delisted and deregistered under the Exchange Act. We also note your disclosure that THRC Holdings, LP, an affiliate of ProFrac Holdings, LLC, is the direct beneficial owner of 2,750,000 shares of Class A Common Stock, or about 19.6% of your common stock outstanding, which appears your single largest beneficial owner. Given these relationships, please provide your analysis as to why this transaction is not subject to Rule 13e-3, or file a Schedule 13E-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: William L. Taylor